                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 9)


                              BANK PLUS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Company)

                          COMMON STOCK, PAR VALUE $.01
-------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    064446017
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                              Perry & Bagheri, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 26, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Page 1 of 34 Pages                                     Exhibit Index at page 25

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    2  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    881,146 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    881,146 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               881,146 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.5%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    3  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, Inc. /  52-1891904

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    881,146 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    881,146 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               881,146 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.5%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    4  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    432,800 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    432,800 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               432,800 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               2.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 4 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    5  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, L.L.C. /  91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    432,800 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    432,800 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               432,800 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               2.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 5 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    6  of   34 Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hancock Park Acquisition, L.P. / 36-4081806

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    651,260 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    651,260 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               651,260 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.4%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 6 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    7  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hancock Park Acquisition, L.L.C. /  36-4068512

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    651,260 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    651,260 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               651,260 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.4%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 7 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    8  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisition Partners, L.P. / 36-4081807

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    140,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    140,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               140,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.7%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 8 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    9  of   34  Pages
                                                    ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisitions, L.L.C. /  36-4068258

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    140,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    140,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               140,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.7%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 9 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    10  of   34  Pages
                                                     ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Pacific Financial Investors, Ltd. /  91-1885722

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    608,967 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    608,967 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               608,967 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               3.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 10 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    11  of   34  Pages
                                                     ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Eric D. Hovde /  ###-##-####

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    2,714,173 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    2,714,173 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,714,173 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               13.98%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

Page 11 of 34 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446017                       Page    12  of   34  Pages
                                                     ---     ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Steven D. Hovde /  ###-##-####

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    2,714,173 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    2,714,173 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,714,173 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               13.98%
------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------

Page 12 of 34 Pages

Item 1.  Security and Company

     The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. (the "General Partners"), Eric D. Hovde, Steven D. Hovde and Pacific Financial Investors, Ltd. ("Pacific"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P. Pacific Financial Investors, Ltd. is a Nevada limited liability company formed for the purpose of investing in the equity securities of various financial institutions and to engage in all other lawful purposes.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares solely through ownership of an interest in, and positions as directors and officers of, the other Reporting Persons listed above. Eric D. Hovde and Steven D. Hovde are also director and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

      The Shares held by the Reporting Persons were originally acquired for investment purposes. As previously disclosed, certain of the Reporting Persons provided notice pursuant to the Company's By-Laws of their intention to nominate Eric D. Hovde as a candidate for election to the Board of Directors of the Company at the 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting"). On March 26, 1999, the Reporting Persons entered into a Settlement Agreement (the "Settlement Agreement") with the Company pursuant to which the Company agreed, among other things, to increase the size of its Board of Directors by one and to appoint one person designated by the Reporting Persons, Mr. Irving Beimler, subject to the non-objection of the OTS, to fill such newly created vacancy, and the Reporting Persons agreed, among other things, to refrain from
(i) taking certain actions with respect to the control of the Company, including making any such regulatory filing, after October 31, 1999 and (ii) certain other actions, including calling a special meeting of stockholders, until the termination of the Settlement Agreement. The Settlement Agreement is attached hereto as Exhibit R and incorporated herein by reference. Even though the Reporting Persons have agreed not to pursue certain control actions with respect to the Company, including conducting an election contest at the 1999 Annual Meeting, the Reporting Persons will continue, through their director nominee, to favor enhancement of stockholder value. The sole interest that the Reporting Persons have in any transaction to enhance stockholder value, including a possible merger or sale of the Company, is their interests as stockholders of the Company generally. None of the Reporting Persons has any interest in acquiring the Company, and none of the Reporting Persons is acting on behalf of any potential acquiror of the Company.


Item 5.  Interest in Securities of the Company

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of March 29, 1999, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,419,778 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. Therefore, as a result of their ownership interest in, and positions as directors and officers of the other
Reporting Persons, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. None of the General Partners, their executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by the Partnerships and Pacific.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of March 29, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT] (Incorporated by reference to Amendment No. 3, filed with the Securities and Exchange Commission (the "Commission") on
               December 4, 1998)

Page 14 of 34 Pages

Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit H -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by
               reference to Amendment No. 3, filed with the Commission on
               December 4, 1998)
Exhibit I -    Customer Agreement between NationsBanc Montgomery Securities and
               Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit J -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit K -    Partnership Agreement between NationsBanc Montgomery Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit L -    Customer Agreement between NationsBanc Montgomery Securities and
               Western Acquisition Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit M -    Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit N -    Partnership Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4,
               1998)
Exhibit O -    Customer Agreement between NationsBanc Montgomery Securities and
               Pacific Financial Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on January 25, 1999)

Page 15 of 34 Pages

Exhibit P -    Prime Broker Agreement between NationsBanc Montgomery Securities and Pacific Financial Investors, Ltd. (Incorporated by reference to Amendment No. 5, filed with the Commission on January 25,
               1999)
Exhibit Q -    Limited Liability Company Agreement between NationsBanc
               Montgomery Securities and Pacific Financial Investors, Ltd.
               (Incorporated by reference to Amendment No. 5, filed with the Commission on January 25, 1999)

Exhibit R -    Settlement Agreement between Reporting Persons and Bank Plus
               Corporation, dated as of March 26, 1999


Page 16 of 34 Pages

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

Page 17 of 34 Pages

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                         -------------------------------------------------



Dated:    3/29/99
        ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution                   Limited partnership formed to make
Partners, L.P.                          investments primarily in equity
                                        securities of financial institutions..
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Hovde Capital, Inc.                     Corporation formed to serve as the
                                        general partner of Financial Institution
                                        Partners, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Incorporated: State of Delaware

Financial Institution                   Limited partnership formed to make
Partners II, L.P.                       investments primarily in equity
                                        securities of financial institutions and
                                        financial services companies.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Hovde Capital, L.L.C.                   Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners II, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Nevada

Hancock Park Acquisition, L.P.          Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Page 19 of 34 Pages


Hancock Park Acquisition, L.L.C.        Limited liability company formed to
                                        serve as the general partner of Hancock
                                        Park Acquisition, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Western Acquisition Partners, L.P.      Limited partnership formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Delaware

Western Acquisitions, L.L.C.            Limited liability company formed to
                                        serve as the general partner of Western
                                        Acquisition Partneres, L.P.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Organized: State of Illinois

Pacific Financial Investors, Ltd.       Limited liability company formed to make
                                        investments primarily in equity
                                        securities of financial institutions and
                                        to engage in all other lawful purposes.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C.
                                        Organized: State of Nevada


Page 20 of 34 Pages

    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(1)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (2)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm

Braddock J. LaGrua(3)         Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm

Gregory A. Mitchell(4)        Investment Banker             U.S.
1801 Oakland Blvd., Suite 259 Hovde Financial, Inc.
Walnut, CA 94596              1801 Oakland Blvd.
                              Suite 250
                              Walnut, CA 94596

Richard J. Perry, Jr.(5)      Attorney                      U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(1)  Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO and a director of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C., Executive VP, Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP, Treasurer of Western Acquisitions, L.L.C.; President, Treasurer of Pacific.
(2) Eric D. Hovde is affiliated with the following Reporting Persons: President and a director of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.; Chairman and CEO of Pacific.
(3)  Braddock J. LaGrua is affiliated with the following Reporting Persons:
Executive VP, Treasurer and a director of Hovde Capital, Inc.
(4) Gregory A. Mitchell is affiliated with the following Reporting Persons: VP of Hovde Capital, L.L.C.; Senior VP of Hancock Park Acquisition, L.L.C.; VP of Pacific.
(5)  Richard J. Perry, Jr. is affiliated with the following Reporting Persons:
Secretary, Assistant Treasurer of Hovde Capital, Inc.; Vice-President, Secretary of Hancock Park Acquisition, L.L.C.; Vice-President, Secretary of Hovde Capital, L.L.C.; Senior Vice President, Secretary of Western Acquisitions, L.L.C.; Vice-President, Secretary of Pacific.


Page 21 of 34 Pages

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name(6)             Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $4,380,490.59       $2,643,626.07/      Working Capital/
Institution                             $1,736,864.52       Margin Account(7)
Partners, L.P.

Hovde Capital,      $4,380,490.59       $2,643,626.07/      Working Capital/
Inc.                                    $1,736,864.52       Margin Account of
                                                            Affiliate(7)

Financial           $2,317,340.75       $1,302,808.97/      Working Capital/
Institution                             $1,014,531.78       Margin Account(8)
Partners II, L.P.

Hovde Capital,      $2,317,340.75       $1,302,808.97/      Working Capital/
L.L.C.                                  $1,014,531.78       Margin Account of
                                                            Affiliate(8)

Hancock Park        $3,514,566.31       $1,953,747.41/      Working Capital/
Acquisition, L.P.                       $1,560,818.90       Margin Account(9)

Hancock Park        $3,514,566.31       $1,953,747.41/      Working Capital/
Acquisition, L.L.C.                     $1,560,818.90       Margin Account of
                                                            Affiliate(9)

Western Acquisition $1,551,875.00       $543,156.25/        Working Capital/
Partners, L.P.                          $1,008,718.75       Margin Account(10)

Western             $1,551,875.00       $543,156.25/        Working Capital/
Acquisitions, L.L.C.                    $1,008,718.75       Margin Account of
                                                            Affiliate(10)

Pacific Financial   $2,537,956.65       $1,826,567.40/      Working Capital/
Investors, Ltd.                         $711,389.25         Margin Account(11)


-----------------------------------------------------
(6) As indicated above, Eric D. Hovde and Steven D. Hovde may be deemed to be beneficial owners of the Shares held by the entities in this table.

(7) $1,736,864.52 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(8) $1,014,531.78 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(9) $1,560,818.90 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(10) $1,008,718.75 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

(11) $711,389.25 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.


Page 22 of 34 Pages

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         881,146                       4.5%
Partners, L.P.

Hovde Capital, Inc.           881,146                       4.5%

Financial Institution         432,800                       2.2%%
Partners II, L.P.

Hovde Capital, L.L.C.         432,800                       2.2%%

Hancock Park                  651,260                       3.4%
Acquisition, L.P.

Hancock Park                  651,260                       3.4%
Acquisition, L.L.C.

Western Acquisition           140,000                       0.7%
Partners, L.P.

Western Acquisitions,         140,000                       0.7%
L.L.C.

Pacific Financial             608,967                       3.1%
Investors, Ltd.

Eric D. Hovde                 2,714,173                     13.98%

Steven D. Hovde               2,714,173                     13.98%
-------------------------------------------------------------------------------

Aggregate Shares Held by      2,714,173                     13.98%
Reporting Persons

Page 23 of 34 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of March 29, 1999:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Pacific        3/10/99        100       $4.688         Buy          Montgomery
Financial                                                           Securities
Investors,
Ltd.

Page 24 of 34 Pages


                                  EXHIBIT INDEX


                                                                 Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)       27

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT] (Incorporated by
               reference to Amendment No. 3, filed with the
               Commission on December 4, 1998) (12)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit H -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit I -    Customer Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Page 25 of 34 Pages


Exhibit J -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit K -    Partnership Agreement between NationsBanc
               Montgomery Securities and Hancock Park
               Acquisition, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit L -    Customer Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit M -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit N -    Partnership Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Amendment No. 3, filed with the Commission on
               December 4, 1998)

Exhibit O -    Customer Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit P -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit Q -    Partnership Agreement between NationsBanc
               Montgomery Securities and Pacific Financial
               Investors, Ltd. (Incorporated by reference to
               Amendment No. 5, filed with the Commission on
               January 25, 1999)

Exhibit R -    Settlement Agreement between the Reporting        29
               Persons and Bank Plus Corporation, dated as of
               March 26, 1999


------------------------------------------
(12) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

Page 26 of 34 Pages

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Company.

                         FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         HOVDE CAPITAL, INC.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: President

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HANCOCK PARK ACQUISITION, L.P., by its General Partner, HANCOCK PARK ACQUISITION, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

                         HANCOCK PARK ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Member

Pages 27 of 34 Pages

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         PACIFIC FINANCIAL INVESTORS, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                         -------------------------------------------------

                         Steven D. HOVDE

                                   /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    3/29/99
        ----------

Page 28 of 34 Pages

Bank Plus Corporation
A Holding Company for FIDELITY FEDERAL BANK


  4565 COLORADO BOULEVARD
  LOS ANGELES,CA 90039
  P.O.BOX 1631
  GLENDALE, CA 91209-1631

March 26, 1999

Hovde Financial, Inc.
Hovde Capital, Inc.
Hovde Capital, L.L.C.
Financial Institution Partners, L.P. ("FIP")
Financial Institution Partners II, L.P. ("FIP II")
Hancock Park Acquisition, L.P. ("Hancock LP")
Hancock Park Acquisition, L.L.C.
Western Acquisition Partners, L.P. ("Western LP")
Western Acquisitions, L.L.C.
Pacific Financial Investors, Ltd. ("Pacific Ltd.")
Pacific Financial Investors, L.P. ("Pacific LP")
Eric D. Hovde
Steven D. Hovde

          Re:  Settlement Agreement
               --------------------

Gentlemen:

    Each of you is either a stockholder (collectively, the "Hovde Stockholders") of Bank Plus Corporation (together with its affiliates, directors or officers, the "Company") or an affiliate or officer thereof (the Hovde Stockholders, their affiliates and their respective directors, officers, members and general partners are referred to herein as the "Hovde Persons"). On February 25, 1999, certain of the Hovde Persons notified the Company of their intention to (a) nominate, and solicit proxies in support of, one candidate to stand for election to the Company's Board of Directors (the "Board") at the Company's 1999 annual meeting of stockholders (the "1999 Annual Meeting") and (b) propose, and solicit proxies in support of, certain amendments to the Company's Bylaws at the 1999 Annual Meeting. All of the parties hereto agree and acknowledge that each is placing material reliance on the terms of this Agreement as a basis of, and condition to, their respective agreements and undertakings contained herein.

1. Subject to the non-objection of the Office of Thrift Supervision (the "OTS") pursuant to 12 C.F.R. s563.585 (the "OTS Non-Objection"), the Board has appointed Irving Beimler ("Mr. Beimler") as a director of the Company for a term expiring at the Company's annual meeting of stockholders in the year 2000 (the "2000 Annual Meeting"), and the Board has increased the authorized number of directors to seat Mr. Beimler. The Company hereby represents that the appointment of Mr. Beimler to the class of directors with a term expiring at the 2000 Annual Meeting is not in violation of the Company's Certificate of Incorporation. The Company shall forthwith upon execution of this Agreement notify the OTS in accordance with 12 C.F.R. s563.560 et seq. of the appointment of Mr. Beimler to the Board, and shall promptly take any and all other actions necessary or appropriate,

Page 29 of 34 Pages
including the filing of any required notices, forms or other instruments with the OTS and any other regulatory authority having jurisdiction thereof, the approval or non-objection of which is required for Mr. Beimler to serve on the Board. The Hovde Persons shall cause Mr. Beimler to provide such information as may reasonably be requested by the Company in order for the Company to fulfill its obligations under with 12 C.F.R. s563.560 et seq.

    If the OTS objects to Mr. Beimler's appointment to the Board or if Mr. Beimler does not otherwise join the Board, the Board will give first consideration to the nomination of Peter T. Kross ("Mr. Kross") as a substitute nominee, and, if the Board approves Mr. Kross as the substitute nominee, the Company shall promptly submit his nomination for OTS Non-Objection. If the Board does not approve Mr. Kross as the substitute nominee, the Board and the Hovde Persons shall work in good faith to designate another nominee (Mr. Kross and any such other nominee are referred to herein as the "Substitute Nominee") acceptable to both the Hovde Persons and the Company's other stockholder that advocated the appointment of Mr. Kross to serve as a director of the Company.

    As a condition to his appointment, Mr. Beimler shall execute and deliver to the Company his written resignation from the Board, effective upon a breach by any of the Hovde Persons of any provision of this Agreement and upon the termination of this Agreement. The appointment of the Substitute Nominee to the Board shall be subject to OTS Non-Objection and to the execution and delivery to the Company by the Substitute Nominee of his or her written resignation from the Board, effective upon a breach by any of the Hovde Persons of any provision of this Agreement and upon the termination of this Agreement. The Company agrees to give the Hovde Persons 10 days written notice prior to giving effect to any written resignation described in this paragraph. Nothing in this Agreement is intended to prohibit or limit Mr. Beimler or the Substitute Nominee from engaging in lawful activities in his or her capacity as a member of the Board.

    Upon execution of this agreement, the Hovde Persons shall immediately withdraw their February 25, 1999 notice of intent to nominate a director for stockholder approval at the Company's 1999 annual meeting of stockholders (the "1999 Annual Meeting") and will not otherwise propose any matters at the 1999 Annual Meeting.

2.  Concurrently  with the execution of this Agreement, the  Board  has  amended
Section 1.2 of the Company's Bylaws to provide that three or more unaffiliated stockholders of 22.5% of the Company's outstanding capital stock (the "Capital Stock") may call a special meeting of stockholders (the "Bylaws Amendment"). The Board shall not increase (but may decrease) such number of stockholders, or their percentage ownership of shares, required to call a special meeting of stockholders so long as this Agreement is in effect. The Company acknowledges, and the Board shall amend the terms of the Company's Rights Plan to provide, that the Company's Rights Plan will not be triggered solely by the act of calling a special meeting of stockholders by holders of 22.5% or more of the Capital Stock.

3. Each member of the Hovde Persons executing this Agreement below hereby agrees that, from the date hereof through the date of termination of this Agreement, each member of the Hovde Persons shall not, individually or collectively, (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase  or  otherwise, any voting securities, direct  or  indirect  rights  or options to acquire any voting securities, or securities or instruments convertible into voting securities, of the Company, such that the acquisition(s) would result in the beneficial ownership by the Hovde Persons of more than 15% of the outstanding common stock, par value $0.01 per share, of the Company (if shares or options to acquire shares of such common stock acquired by Mr. Beimler or the Substitute

Page 30 of 34 Pages

Nominee  as  a  director would result in the aggregate holdings  of  the  Hovde
Persons  exceeding  the limitation set forth in this paragraph  3(a)  or  would otherwise trigger the Rights Plan, each of Mr. Beimler and the Substitute Nominee shall have the option to elect not to receive such shares or options which would cause such a result); (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) securities of the Company, or seek to advise or influence any person or entity with respect to any voting of any securities of the Company on any matter submitted, or to be submitted to, the stockholders of the Company, provided, however, that, subject to paragraph 4 below, the members of the Hovde Persons may vote their securities of the Company in their sole discretion in any manner with respect to any matter submitted to the stockholders and may, but only to the extent required by applicable law, disclose their intent with respect thereto;
(c) call, or participate in calling, any special meeting of the stockholders of the Company; (d) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of the Company; (e) make any public announcement with respect to or make or submit a proposal or offer (with or without conditions) for the securities or assets of the Company or any extraordinary transaction involving the Company or any of its subsidiaries; (f) otherwise act alone or in concert with others to seek to control the management, board of directors or policies of the Company (other than by virtue of Mr. Beimler's or the Substitute Nominee's participation on the Board); (g) take any action prohibited by Amendment #1 to Rebuttal of Rebuttable Determination of Control under Part 574 dated December 4, 1998 filed by FIP, FIP II, Hancock LP, Western LP, and Pacific Ltd. with the OTS relating to the Company (the "Rebuttal Agreement"); or (h) propose any of the foregoing unless and until such proposal is specifically invited or approved by the Company.

While this Agreement is in effect, the possibility that the addressees might be deemed a "group" within in the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, shall not be deemed a breach of paragraph 3(d) of this Agreement; provided, however, the Company reserves the right to assert the existence of such a "group" for all purposes other than a breach of paragraph 3(d) of this Agreement.

4. Notwithstanding anything to the contrary in paragraph 3 hereof, each member of the Hovde Persons executing this Agreement below shall vote all of their securities of the Company for the director nominees proposed by the Board at the 1999 Annual Meeting.

5. Each member of the Hovde Persons executing this Agreement below hereby agrees that, from the date hereof through October 31, 1999, each member of the Hovde Persons shall not, individually or collectively, seek any amendment of the Rebuttal Agreement or submit or effect any filing or application, or seek to obtain any permit, consent or agreement, approval or other action, required by or from any regulatory agency with respect to an acquisition of the Company or any of its securities or assets or control thereof. If any member of the Hovde Persons takes any action described in this paragraph (a "Control Action") after October 31, 1999, then (i) this Agreement shall immediately and automatically terminate, and (ii)Mr. Beimler's and, if applicable, the Substitute Nominee's conditional resignation from the Board of the Company shall immediately and automatically become effective.

6. Each member of the Hovde Persons executing this Agreement below hereby agrees to cause the Hovde Persons to withdraw the H-(e)1 application for Approval to Acquire Up to 25% of the Shares of Bank Plus Corporation filed with the OTS by Pacific Ltd. and Pacific LP on February 22, 1999, as amended on March 9, 1999. Bank Plus will promptly reimburse Pacific Ltd. and

Page 31 of 34 Pages

Pacific LP for up to $15,000 of expenses representing the filing fee for such application upon presentation of proof of such withdrawal.

7. It is understood and agreed that monetary damages would not be a sufficient remedy for any breach or threatened breach of this Agreement. Each party hereto shall be entitled to equitable relief by way of injunction or specific performance if any other party or any of their respective officers, directors, investment bankers, attorneys, accountants or other representatives breach, or threaten to breach, any of the provisions of this Agreement, such remedy by way of equitable relief being cumulative, and not exclusive, of any other remedies and/or rights that the complaining party shall be entitled to exercise. It is further understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

8. In the event of any dispute between the parties hereto regarding the performance or interpretation of this Agreement, the prevailing party shall be entitled to its reasonable attorneys' fees, costs and other expenses, in addition to any other relief to which such party may be entitled.

9. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

10. This Agreement shall terminate upon the earliest to occur of the following: (i) the taking of a Control Action by any member of the Hovde Persons after October 31, 1999, (ii) the failure of Mr. Beimler to be approved by the OTS as a director of the Company on or before June 24, 1999, (iii) the failure of the Substitute Nominee to be approved by the OTS as a director of the Company on or before August 24, 1999, or (iv) April 28, 2000, provided that if the Agreement is not otherwise breached or terminated by the action of the Hovde Persons, the term of Mr. Beimler or the Substitute Nominee, as applicable, shall continue until the 2000 Annual Meeting or until a successor is duly elected or appointed. No rights or obligations shall survive the termination of this Agreement except for claims arising from, or in connection with, the breach of this Agreement.

11. During the term of this Agreement, neither the Company nor any of the Hovde Persons shall institute any litigation against the other, except as follows: (a) any party hereto may institute litigation against the other party (or parties) hereto in the event of, and alleging, a breach of or default under this Agreement by such other party (or parties); (b) any party may institute litigation against the other party or parties hereto in the event of, and alleging, the dissemination directly or indirectly by or on behalf of such other party (or parties) hereto, of slander, defamation, libel or other business disparagement; and (c) the Company may institute litigation against some or all of the Hovde Persons in the event that one or more of the Hovde Persons form, join or in any way participate in a "group" (a "13(d) Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of the Company and one or more members of such 13(d) Group take any action that the Hovde Persons are prohibited from taking under paragraphs 3 or 5 of this Agreement.

12. All the terms and provisions of this Agreement shall inure to the benefit of, shall be enforceable by, and shall be binding upon, the successors and assigns of the parties hereto.

13. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or understandings other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

Page 32 of 34 Pages

14. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy (confirmed in writing) or telex, or by mail (registered or certified, postage prepaid, return receipt requested) to the respective parties as follows:

If to the Company:
                                   with a copy to:
Bank Plus Corporation                   Gibson, Dunn & Crutcher LLP
4565 Colorado Boulevard                 333 South Grand Avenue
Los Angeles, CA 91209-1631              Los Angeles, CA 90071
Attention: General Counsel              Attention: Dhiya El-Saden, Esq.

If to the Hovde Persons:
                                   with a copy to:
c/o Hovde Capital, Inc.                 Perry & Bagheri, P.C.
1826 Jefferson Place, N.W.              1826 Jefferson Place, N.W.
Washington, DC 20036                    Washington, DC 20036
Attention: Eric D. Hovde, President     Attention: Richard J. Perry, Jr., Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          15. This Agreement may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

          Kindly confirm that the foregoing represents our understanding and agreement in respect of this matter by signing below where indicated and returning the signed copy.

                              Sincerely,

                              BANK PLUS CORPORATION

                              By:            /s/ Mark K. Mason
                                   __________________________________
                                           Mark K. Mason
                                   President and Chief Executive Officer

Page 33 of 34 Pages

The undersigned members of the Hovde Persons hereby agree to the foregoing this ___ day of March, 1999.


HOVDE FINANCIAL, INC.              FINANCIAL INSTITUTION PARTNERS, L.P.
                                   By Hovde Capital, Inc., general partner

By: /s/ Eric D. Hovde              By:  /s/ Eric D. Hovde
    ------------------------            -------------------------

HOVDE CAPITAL, INC.                FINANCIAL INSTITUTION PARTNERS II, L.P.
                                   By Hovde Capital, L.L.C., general partner

By: /s/ Eric D. Hovde              By:  /s/ Eric D. Hovde
    ------------------------            -------------------------

HOVDE CAPITAL, L.L.C.              HANCOCK PARK ACQUISITION, L.P.
                                   By Hancock Park Acquisition, L.L.C.,
                                   general partner

By: /s/ Eric D. Hovde              By:  /s/ Eric D. Hovde
    ------------------------            -------------------------

HANCOCK PARK ACQUISITION, L.L.C.   WESTERN ACQUISITION PARTNERS, L.P.
                                   By Western Acquisitions, L.L.C., general partner

By: /s/ Eric D. Hovde              By:  /s/ Eric D. Hovde
    ------------------------            -------------------------

WESTERN ACQUISITIONS, L.L.C.       PACIFIC FINANCIAL INVESTORS, LTD.

By: /s/ Eric D. Hovde              By:  /s/ Eric D. Hovde
    ------------------------            -------------------------

                                   PACIFIC FINANCIAL INVESTORS, LTD.
                                   By Pacific Financial Investors, Ltd.,
                                   general partner

                                   By:  /s/ Eric D. Hovde
                                        -------------------------

/s/ Eric D. Hovde                  /s/ Steven D. Hovde
------------------------           -------------------------
ERIC D. HOVDE                      STEVEN D. HOVDE

Page 34 of 34 Pages